June 15, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

> **Re:** **Solar Power, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 30, 2007**
> **File No. 333-140023**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to prior comment 1. Please remove the reference to the "pink sheets" in the first sentence as your shares must be offered at a fixed price until they are quoted on the OTC Bulletin Board or an exchange. If you believe the disclosure that follows the first sentence in the third paragraph is necessary, revise it to delete repetition and any language that is inconsistent with the first sentence of this paragraph regarding selling at a fixed price (as revised to delete the reference to pink sheets).

Market for Common Equity, page 16

2. We note that you now have 145 holders of record. In an appropriate location, expand to describe the material terms of the private placements, including the consideration paid, the number of purchasers, the exemption from registration relied upon, and the basis for that reliance.

Background and Corporate History, page 19

3.   State the percentage of shares Messrs. Kircher, Moore and Ferrell received of the 14 million that were issued to holders of IAS HK. Disclose whether these individuals were also officers and/or directors of IAS HK, particularly given their equity ownership, and if they were, expand their biographies to discuss. Provide similar disclosure on page 29.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Background and Corporate History, page 20

4.   Please revise your discussion so that it is clear that in December 2006, Solar Power, Inc. became a public company through its reverse merger with Solar Power, Inc, formerly Welund Fund, Inc. The current disclosure in the first paragraph implies that Solar Power, Inc, formerly Welund Fund, Inc., is still the registrant and became Solar Power, Inc. via a name change. The discussion should be from the perspective of the current registrant and not the former registrant prior to the reverse merger. Further, please revise your disclosure in the second paragraph on page 21 where you refer to the reverse merger in a future tense.

Critical Accounting Policies and Estimates, page 22

5.   Please refer to prior comment 8 from our May 1, 2007 letter. We note the removal of and/or revised disclosure for your critical accounting policies and estimates with one exception. Revenue recognition continues to duplicate (rather than supplement) your accounting policy footnotes. In this regard, the basis for recognizing revenue on your photovoltaic system construction contracts as described in the third sentence of the third paragraph of the section labeled "Revenue recognition" is in contrast to your accounting policy disclosed on page F-12. Please reconcile as to which is the appropriate method. In addition, revise your discussion about this critical accounting policy to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to specifically address the following:

      a. Provide information regarding how you arrived at the estimate;

      b. How accurate the estimate or assumption has been in the past;

      c. How much the estimate or assumption has changed in the past; and

      d. Whether the estimate or assumption is reasonably likely to change in the future.

Annual Results of Operations, page 26

6.   Please refer to prior comment 9. As previously requested, please disclose the
      nature of the significant components of your marketing and business development
      costs of $851,000.

Liquidity and Capital Resources, page 27

7.   You disclose that you funded your operations from inception through October 4,
      2006 with cash from operations. We note that you used cash in operating
      activities for the period from inception through December 31, 2005 and for the
      year ended December 31, 2006. You should not state that you funded your
      operations with cash from operations unless you did in fact generate cash from
      operating activities during the period from inception through October 4, 2006.
      Please either remove this statement, or supplementally confirm to us that your
      cash flow statement for the stated period reflects positive cash flows from
      operating activities.

8.   You disclose that you received proceeds of approximately $14.5 million from
      your private placement. Since the disclosure is from the perspective of the
      registrant, Solar Power, Inc., please revise to clarify that you received the net
      proceeds of the private placement made by the Solar Power, Inc., formerly
      Welund Fund, Inc., when you completed your reverse merger with them in
      December 2006. Otherwise, please reconcile this statement with your prior
      responses and the disclosure in the financial statements.

Description of Business, page 29

9.   We note your response to our prior comment 12 and your new disclosure starting
      on page 30. Please identify the control shareholders who are also current officers,
      directors, and major shareholders, and disclose the number of shares they received
      in the share exchange with IAS HK. Also, describe the material terms of the
      August 23 merger.

10.   We note your response to prior comment 13 and your disclosure about Mr.
      Conkey's $100,000 investment in a private placement of Welund Fund. Please
      disclose how many shares he acquired in such transaction and how many shares
      of your company he owned prior to the Partnership Agreement with one of your
      subsidiaries.

Industry Overview, page 32

11.   We note your response to our prior comment 15. We did not receive the materials
      you sent. Where you have cited statistics or data on your markets, please provide
      us with support for such data. Please provide copies of the relevant portions of

such data marked to show the statistics you have included and the page number of your prospectus where such data has been used.

Customers, page 35

12. We note that MD&A disclosure states that net sales in the photovoltaic construction and product sales segment were approximately $2.4 million and $1.5 million for the most recent fiscal quarter and year. Expand to discuss in more detail the major customers related to this segment.

Summary Compensation Table, page 45

13. We note your response to our prior comment 22. We reissue our comment in part. If the executives who have resigned were employees of Welund, please so state, rather than only stating they "resigned as a condition of the merger."

Security Ownership, page 46

14. Disclose whether Mr. Moore is affiliated with the registrant other than through share ownership. We note the address in the table is the same as the registrant, and disclosure elsewhere in the filing that he is Vice President of Manufacturing. It is not clear why his shares are not included in the "All Executive Officers and Directors as a Group" category.

Certain Relationships and Related Transactions, page 50

15. We note your new disclosure on page 53 regarding service fees in response to comment 26. Please expand to identify the related parties, rather than describing them as "certain shareholders" and quantify their interests, rather than saying "had interests" or "had beneficial ownership" for the two transactions.

16. Please identify the related parties in the four transactions described after the first sentence under the caption Subsequent Events on page 54. Clearly and concisely describe the related party nature of each transaction, since it is not apparent from the current disclosure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54

17. In the first paragraph, 'we' refers to Solar Power, Inc., formerly The Welund Fund. In the second paragraph on page 55, 'we' refers to the new registrant, Solar Power, Inc. Since Solar Power, Inc. did not exist as of December 31, 2004, the entire discussion is confusing. Please revise here and throughout the document to clarify.

18.   Please refer to prior comment 28. We note that Solar Power, Inc., California, is the accounting acquirer and they changed auditors between 2005 and 2006. In addition to the disclosure already provided under Item 304 of Regulation S-B for Solar Power, Inc., formerly Welund Fund, Inc., please provide the disclosures required by Item 304 of Regulation S-B with respect to the change in Solar Power, Inc., California's auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer's financial statements.

Financial Statements, page F-1

Solar Power, Inc., a California Corporation, Financial Statements, page F-3

19.   Please refer to prior comment 30. You should amend the financial statements and MD&A included in your Form 10-KSB for the Fiscal Year Ended December 31, 2006 to reflect any significant changes to your financial statements or MD&A included in your Form SB-2. For example, we note the changes made to your audit reports in the Form SB-2.

Report of Independent Registered Public Accounting Firm, pages F-3 and F-4

20.   Please refer to prior comment 32. You respond that "as it relates to their decision to serve as principal auditor they advised [you] that because substantially all of the management of the Company was located in the United States, and that 68% of the consolidated assets and 65.9% of the consolidated revenues for 2006 related to the Company's United States operations that they believed it was appropriate for them to serve as the principal auditor." Please ask your auditors to reconcile that response with the amounts disclosed in their opinion that they did not audit assets and revenues of the foreign subsidiary of $1,734,026 and $2,888,335, respectively. This represents 10% of your total assets and 66% of your total revenues for the year ended December 31, 2006. Given the amounts disclosed in the opinion, please request your auditors to explain to us how they considered the guidance in AU 543, in particular paragraphs .02, .03, .06 to .09, as well as .16 and .17, in deciding their ability to serve as principal auditor, the level of responsibility they accepted, and the manner in which they should express the division of responsibilities in their opinion.

21.   The audit opinion on page F-4 states that it is a report for Solar Power, Inc. and not just International Assembly Solutions, Limited. It also refers to the "accompanying" financial statements. As such, this opinion appears to be for Solar Power consolidated and reflects that BDO McCabe is taking full responsibility for the financial statements of the company presented in the SB-2. Based on the audit report on page F-3, BDO McCabe only audited a portion of the company in 2006. The report should be modified to clearly state whose financial

statements were audited in 2005 and 2006. If BDO McCabe continues to take full responsibility for the financial statements of the company, please request them to explain to us how they considered the guidance in AU 543, in particular paragraphs .02, .03, .06 to .09, as well as .16 and .17, in deciding its ability to serve as principal auditor, the level of responsibility it accepted, and the manner in which it should express the division of responsibilities in its opinion.

22.   We note that the opinion on page F-4 refers to the eleven months ended December 31, 2005. Please request your auditor to revise their report to refer to the actual period audited in 2005.

23.   Further, you need to include the report of International Assembly Solutions, Limited, a wholly-owned foreign subsidiary, that your auditors referred to in their report on page F-3.

Consolidated Statements of Cash Flows, page F-7

24.   Please refer to prior comment 38. Based on a recalculation of the information provided in your response, it appears that the amount of proceeds from the issuance of common stock includes the non-cash charge of $422,400. If not, tell us what this amount represents. Otherwise, remove it as cash from financing activities and reflect it as a non-cash financing activity. Also, since the cash is related to proceeds from the issuance of stock by Solar Power, Inc., formerly Welund Fund, Inc., it does not appear appropriate to reflect this amount as proceeds from the issuance of your stock. Instead, it appears that the amount should be reflected as cash received from your merger with Solar Power, Inc., formerly Welund Fund, Inc., in December 2006. Please revise or advise.

Consolidated Statement of Stockholders' Equity, page F-9

25.   Please refer to prior comment 41. Please tell us and disclose, consistent with paragraph 4 of SFAS 129 and paragraph 64 of SFAS 123R, why you issued the warrants. In this regard, please disclose the private placement wherein you issued the warrants and reconcile with your statement of shareholders' equity. Please tell us what account you debited for the issuance of the warrants.

Note 1. Organization and Basis of Financial Statement Presentation, page F-10

26.   Please refer to prior comment 46. Since the Company, as primary beneficiary, holds a majority of the voting interest of DRCI, the disclosure requirements of paragraph 23 of FIN 46(R) do not apply. However, please expand your disclosure to include the information provided in your response to comment 45 under

"Company Position" and "Conclusion" to clarify your reasons for consolidating DRCI as of June 1, 2006.

27.   In the first paragraph, if true, please also disclose that you sell cable, wire and mechanical assemblies.

28.   Please refer to prior comment 47. You began consolidating DRCI as of June 1, 2006. DSCI incurred certain costs on behalf of DRCI for the period from June 1, 2006 through November 15, 2006. You have an obligation to reimburse DSCI for these amounts. Since you were consolidating DRCI, we would expect, based on the above, that you would have accrued these expenses in your financial statements by recognizing the expense or prepaid asset and the related amount payable to DSCI as incurred. We continue to question why you recorded a prepaid asset as of June 1, 2006 for $331,192 since the transaction or other event giving rise to the benefit had not already occurred. Please provide further details to clarify. Please also discuss, with reference to your response to prior comment 9, why you amortized the prepaid asset in the fourth quarter of 2006. Also explain to us whether or not you ever did in fact pay the amounts owed to DSCI and, if not, whether the amounts are properly reflected as accounts payable in your balance sheet.

29.   Please refer to prior comment 48. You respond that DRCI had "approximately four (4) signed contracts as of June 1, 2006, with approximately forty-five (45) contracts in various stages of negotiations." You respond that these assets do not represent customer lists, order/production backlog or customer relationships but prepaid assets. However, the four signed contracts do appear to represent order/production backlog and the forty-five contracts in various stages appear to represent customer lists/relationships that should be accounted for as intangible assets under SFAS 142. Further under paragraph B40 of SFAS 142, "an intangible asset arising from a contractual or other legal right represents future cash flows that are expected to result from the ownership of that contract or legal right." That is, the amount recorded should be fair value and not historical cost. Further, per paragraph B40, "the fair value of an order backlog would represent the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from that order backlog." By using the costs expended to date by DRCI, it appears that you are valuing the asset based upon historical cost and not fair in accordance with SFAS 142. Please revise or provide us with additional information to explain why these assets are not intangible assets under SFAS 142 and why your accounting method represents fair value in accordance with U.S. GAAP.

30.   Further, as intangible assets, you would amortize the assets over their useful life which is related to the period of expected cash inflows associated with those

assets. Please tell us the method and period over which you are amortizing the order/production backlog and the customer relationships/lists.

31.   Please refer to prior comment 49. Please provide similar disclosure regarding this change in your MD&A.

32.   You disclose that you modified your arrangement with Sundance in December 2006. Per Exhibit 10.33, you entered into the agreement on September 5, 2006. Please reconcile.

33.   You disclose that under the new arrangement you agreed to pay Sundance in exchange for "photovoltaic construction contract referrals and limited design services." Per Exhibit 10.33, Sundance and DRCI had previously entered into an agreement in which DRCI agreed to pay Sundance specified percentages of the total revenues of certain contracts developed by Sundance and installed by DRCI according to a revenue sharing schedule (the "Revenue Sharing Schedule"), in exchange for Sundance providing certain goods and services to DRCI and the Joint Contract customers. Further, Exhibit 10.33 states that you entered into the new agreement so that you could retain the revenues that would otherwise be paid to Sundance under the Revenue Sharing Schedule, and acquire the service mark of Sundance, in exchange for cash and stock payments to Sundance. Please reconcile.

34.   You disclose that you agreed to pay "a cash deposit of $75,000 and issue 75,000 shares of common stock with a fair value of $75,000." You also disclose that you are obligated for an additional cash payment of $175,000 and, "[s]ubject to performance of the underlying contracts" you are conditionally obligated to issued up to 175,000 shares of common stock. Per Exhibit 10.33 you paid $75,000 to Sundance on the effective date of the agreement and there is no reference in the agreement to this amount being a deposit. Further, Exhibit 10.33 states that you will pay Sundance $175,000.00 in cash and $175,000 of common stock of Solar Power based on the market price as of the date of completion. Please reconcile.

35.   Please disclose the significant terms of your agreement. For example, we note that consistent with Exhibit 10.33, you are required to pay Sundance the $175,000 in cash and $175,000 of common stock upon the earlier of (a) the completion of the joint contracts or (b) December 31, 2006, provided that Sundance has used reasonable efforts to provide the goods and services, and notwithstanding any termination of any of the joint contracts for any reason not within the sole control of Sundance. We also note from Exhibit 10.33, that in exchange for these payments Sundance relinquished its right to obtain any future payment constituting a share of the revenues of any joint contract; Sundance relinquished its right to obtain any future payment from the sale or installation of solar electric

power system goods and services; and Sundance transferred to you all of its rights to the service mark of Sundance.

36.   Please refer to prior comments 50 – 54. You state that you recorded the entire $500,000 in prepaid expenses and other assets on your balance sheet as of December 31, 2006, as well as an accrued liability for $350,000. You disclose that you will amortize the asset to sales, marketing and customer service over the life of the contract. Please respond to the following:

·   Please tell us and disclose the life of the contract. We noted no reference to a term in Exhibit 10.33 except for the reference in paragraph 2. Under that paragraph, it appears that Sundance should have earned all amounts due under the agreement by December 31, 2006. Discuss in reasonable detail the basis for your amortization of the agreement with reference to the actual terms of the agreement and U.S. GAAP. Also discuss the method you are using to record the revenue under the related contracts.
·   Please tell us and disclose why you did not allocate an amount to your acquisition of the Sundance service mark.
·   Tell us why you believe the amounts paid under this agreement are properly classified as sales, marketing and customer service expenses and not within cost of sales.
·   Please tell us the status of the underlying contracts as of December 31, 2006.

37.   In the last paragraph in Note 1 on page F-11 you refer to Welund Fund, Inc. Since Welund Fund, Inc. changed its name to Solar Power, Inc., formerly Welund Fund, Inc., you should revise, or tell us why the current disclosure is correct. We note a similar reference on page F-16

Note 2. Summary of Significant Accounting Policies, page F-11

Revenue recognition, page F-11

38.   Please refer to prior comment 55. If the revenues from processing services are material, you should separately discuss the nature of those services and how you account for the associated revenue.

Note 8. Stockholders' Equity, page F-16

39.   Please refer to prior comment 60. We could not locate the revised disclosure. Please disclose that the assets and liabilities of Solar Power, Inc., formerly Welund Fund, Inc., consisted primarily of cash and cash equivalents of $11,214,007.

Note 10. Stock-based Compensation, page F-18

40.   Please recalculate the number of non-vested shares of service-based stock options on the table provided on page F-21.

41.   Please refer to prior comment 61. Please disclose the general terms of your service based and performance based awards and your restricted stock awards consistent with paragraph A240(a) of SFAS 123R. We note that you reflect a weighted-average exercise price for your restricted stock. Please ensure that your disclosure explains why.

42.   You disclose that options granted typically vest over four years and have a five year life. Please tell us why the expected term of the service-based options is 3.75. Under Question 6 of SAB Topic 14D(2), using the above information, the expected term would be 4.5 years and not 3.75 years. Please also note the response to Question 3 thereof which states that the expected term may not be less than the vesting period. We note that you also used an expected term of 3.75 years for your stock options granted in 2007 on page F-36. Similar considerations apply.

43.   Please provide the disclosures required by paragraphs A240(b) and A240(c)(1) regarding weighted-average grant date fair values. Please also provide the disclosures required by paragraph A240(d)(2) for options (or share units) currently exercisable (or convertible).

44.   Please tell us and disclose the method you used to incorporate the contractual term of the performance based awards and the employees' expected exercise and post-vesting employment termination behavior into the fair value of the instruments consistent with paragraph A240(e)(2)(a) of SFAS 123R.

45.   We note that the risk-free interest rate on your service-based awards and performance-based awards is the same amount even though the expected term is different. On page F-20 you disclose that you based your risk-free interest rate on "the U.S. Treasury yield curve in effect at the time of the grant." Since you use a Black-Scholes model to value your options, it appears that you should determine the risk-free interest rate based upon "the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining terms equal to the expected term used as the assumption in the model" under paragraph A25 of SFAS 123R. Please revise or advise.

46.   Please disclose the weighted-average period over which you expect to recognize the compensation cost for nonvested awards consistent with paragraph A240(h) of

SFAS 123R. Please also show us how you calculated the amount of the compensation cost for nonvested awards of $1,014,075.

47.   Please similarly revise Note 10 in your interim financial statements on page F-35 and respond to the following:

·   Please tell us why none of the service-based options, performance-based options or restricted stock granted in 2006 vested during the first quarter of 2007. Please note that you may only use the simplified method under SAB Topic 14 for plain vanilla options.
·   Please provide us with a rollforward of the total compensation costs related to non-vested awards from December 31, 2006 through March 31, 2007.
·   Please reconcile the number of non-vested service-based options as of December 31, 2006 as shown on pages F-21 and F-37.
·   Please explain why you recorded $83,477 of stock option expense during the quarter ended March 31, 2007 if no stock options vested. Tell us how you calculated this amount.
·   Please tell us the underlying fair value of your common stock used to calculate the weighted-average grant date fair value of the stock option grant for 127,500 shares of common stock. Based upon a stock price of $1.00, the value appears to be $0.659 based upon the assumptions disclosed on page F-36.

Note 16. Subsequent Events, page F-24

48.   Please refer to prior comment 64. Further, please tell us about your analysis of paragraph 5(a) of FIN 46R with reference to paragraphs 9 - 11 thereof. Please also discuss your consideration of paragraphs 14 – 15 of FIN 46R in determining that you are the primary beneficiary.

Dale Renewables Consulting, Inc., Financial Statements, page F-26

49.   Please refer to prior comment 66. Please provide the unaudited interim financial statements required by Item 310(c) of Regulation S-B. We note that you did not include income statements and statements of cash flows for the nine months ended September 30, 2006 and the comparable period of the preceding year. Refer to Item 310(b) of Regulation S-B. Please also note that you should provide the additional disclosures required by Instruction 2(2) of Item 310(b).

Pro Forma Financial Information, page F-49

50.   Please revise to also discuss the significant terms of the acquisition of DRCI since
       that transaction is also reflected in the pro forma statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Period
Ended December 31, 2006, page F-35

51.   Please refer to prior comment 68. Revise your presentation to distinguish income
       tax benefit from expense – e.g., $56,329 for SPI-CA. In this regard, add a
       separate line item for SPI-CA's other income ($16,589).

52.   Since you include the operations of Solar Power, Inc., formerly Welund Fund,
       from the date of your acquisition on December 29, 2006, you should only add
       their statement of operations for the period from January 1, 2006 through
       December 28, 2006 to your statement of operations for the twelve months ended
       December 31, 2006. Please revise or advise. As a result, adjustments (2) and (3)
       would not be necessary or appropriate.

53.   Please refer to prior comment 69 and 70. Since there is no change in the weighted
       average shares outstanding between those reflected as of December 31, 2006 for
       the registrant and those on a pro forma basis, there is no pro forma adjustment
       applicable to the shares and adjustment (4) is not necessary or applicable.

54.   Please refer to prior comment 72. Please respond to the following with respect to
       the statement of operations for Solar Power, Inc., formerly Welund Fund, Inc.:

       ·   Please tell us why the statement reflects revenues of $10,327. As
               previously noted, the operations were discontinued. We note no revenues
               in the statement of operations for the nine months ended September 30,
               2006 included in your Form 10-QSB.
       ·   Please tell us why general and administrative expenses are only $56,154.
               We note that general and administrative expenses are $128,625 in the
               statement of operations for the nine months ended September 30, 2006
               included in your Form 10-QSB.
       ·   Please tell us why you reflect a loss on the sale of your discontinued
               operations – loan business within your pro forma statements. As noted
               previously, the pro forma statements should exclude discontinued
               operations and only reflect your statement of operations through
               continuing operations. As a result, pro forma adjustment (1) would not be
               necessary or appropriate.

55.   Please delete the disclosure of weighted average shares outstanding and loss per share for Solar Power, Inc., formerly Welund Fund, Inc., and DRCI since this information is not applicable to the pro forma statements.

Solar Power, Inc. (formerly Welund Fund, Inc.), Financial Statements, page F-36

56.   We note that you removed the interim financial statements previously provided in your SB-2 filed on January 17, 2007. Please revise to provide the unaudited interim financial statements required by Rules 310(b) and (c) of Regulation S-B, or explain to us why no interim statements are required.

Balance Sheet, page F-37

57.   We note the revisions made to reflect the 3-for-1 reverse stock split that occurred on October 5, 2006. Please correct the typographical error made on the number of shares issued and outstanding – i.e., should be 1,146,667 rather than 1,144,667.

Form 8-K/A filed on January 23, 2007

58.   Please refer to prior comments 9, 34, 35 and 40. Please revise to provide restated financial statements for the nine months ended September 30, 2006 along with the disclosures required by SFAS 154 in your financial statements. Otherwise, explain to us why you believe that restatement is not required.

59.   Please also revise the pro forma statements to make conforming changes, as applicable based upon the required pro forma statements that you are required to present in that Form 8-K, for the changes made to the pro forma statements in your Form SB-2.

Recent Sales of Unregistered Securities, page II-1

60.   Please expand to provide all the disclosure required by Item 701 of Regulation SB for all securities sold within the past three years.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David C. Adams, Esq.